Exhibit (a)(1)(ix)

Press Release:	Embratel and Embrapar

Embratel and Embrapar Announce Current Offer Price Before Auction

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Rio de Janeiro, RJ, Brazil, November 12, 2013 — Empresa Brasileira de Telecomunicações S.A. — Embratel (Embratel) and Embratel Participações S.A. (Embrapar) (together, the “Offerors”) announced today the illustrative offer price as of November 12, 2013 in connection with the offer (the “Offer”) by the Offerors to purchase any and all of the outstanding common shares, no par value, and preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A. (“Net”) (BOVESPA: NETC3 and NETC4; NASDAQ: NETC; BMAD: XNET) other than those held by the Offerors or their affiliates. The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated October 17, 2013, as amended and supplemented (the “Offer to Purchase”), and the related ADS letter of transmittal.

The offer price as of November 12, 2013, updated only for illustrative purposes to include interest accrued each Brazilian business day from June 8, 2012 through November 12, 2013 on the base offer price of R$26.64 at the CDI Rate, is R$29.64. Information about the CDI Rate and the base offer price plus accrued interest on the base offer price will continue to be provided and updated on Embratel’s website at http://www.embratel.com.br/Embratel02/cda/portal/0,2997,RI_P_8832,00.html each Brazilian business day for illustrative purposes through the auction date, which is currently expected to be November 27, 2013.

No changes have been made to the offer price or the other terms and conditions of the Offer. The Offer and associated withdrawal rights expire, in the case of holders of ADSs tendering through The Bank of New York Mellon, as receiving agent, at 10:00 a.m., New York City time, and, in the case of holders of Common Shares and Preferred Shares tendering directly, at 3:00 p.m., New York City time, in each case on November 26, 2013, unless the Offer is extended.

Important Information

Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, ADS letter of transmittal and other related materials filed by the Offerors with the SEC on October 17, 2013, as amended and supplemented. Copies of the Offer to Purchase, ADS letter of transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 859 -8508 or via email at netservicos@dfking.com.

About Embratel

Embratel is the premium telecommunications provider in Brazil and offers an ample variety of telecom services — local and long distance telephony, advanced voice, high-speed data transmission, Internet, satellite data communications, and corporate networks. The company is a leader in the country for data services and Internet, and is highly qualified to be an all-distance network carrier in Latin America. Embratel’s network spreads countrywide, with almost 29 thousand km of optic cables, which represents about one million and sixty-nine thousand km of fiber optics.

Forward-Looking Statements

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For further information please contact:

Embratel Participações S.A.

Isaac Berensztejn

Director of Investor Relations

Av. Presidente Vargas, n 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: (55) 21 2121-3636